UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release: “Successful launch of LUMAX™: new product in CALLISTO® family”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

#     #     #

Media Release – Communiqué aux Médias – Medienmitteilung

Successful launch of LUMAX™: new product in CALLISTO® family

Basel, Switzerland, August 6, 2003

Syngenta announced today that its newly launched corn herbicide LUMAX™, part of the CALLISTO® range, has been successfully introduced in the US market. LUMAX™, has been used on more than 2.5 million acres in its first season. This premium product is for use in the most intensive, high yielding regions of the corn belt, providing the early weed control necessary for high yield in a single application.

“I’ve been searching for a product that will control our weed problems with one spraying,” said Nick Adams, a 4,000-acre grower in Iowa. “LUMAX™ has proved to me that it can get the job done.”

LUMAX™ was registered for use on corn in the USA in late 2002. It combines the superior performance of CALLISTO® with two other Syngenta active ingredients. Syngenta plans to extend market development of LUMAX™ into other key corn producing countries in 2004-6.

The CALLISTO® family offers excellent weed control at low use rates, outstanding crop safety and proven yield benefits. CALLISTO®, first launched in the USA in mid 2001, has set a new standard in broad leaf weed control and is the fastest growing herbicide in corn. Global sales of the CALLISTO® range grew strongly in the first half of 2003 to almost US$ 200 million

For more information about LUMAX™, visit www.lumax-herbicide.com.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: August 6, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Otto Schürmann

Name: Otto Schürmann Title: Authorized Signatory